Liberty All-Star Growth Fund, Inc.

1290 Broadway

Suite 1100

Denver CO 80203

April 26, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Jacob Sandoval

RE:

Liberty All-Star Growth Fund, Inc. (the “Registrant” or “Fund”)

Investment Company Act File No. 811-04537

Dear Mr. Sandoval:

Set forth in the numbered paragraphs below are the comments from the staff of the Securities and Exchange Commission (“SEC”) provided on April 1, 2016 with respect to the Registrant’s Form N-CSR filed with the SEC on March 1, 2016 (the “N-CSR Filing”), as well the Registrant’s response to each comment.

1.

Comment:  With respect to the Form N-CSR Filing, please confirm whether the Registrant has executed any securities transactions pursuant to Rule 17a-7 of the 1940 Act which it would have been required to report. If there were any such transactions, please disclose going forward in the Notes to Financial Statements.

Response: The Registrant hereby confirms that during the period covered by the N-CSR Filing, the Registrant did not engage in any securities transactions pursuant to Rule 17a-7 of the 1940 Act.  If the Registrant engages in any securities transactions pursuant to Rule 17a-7 going forward, it will disclose such transactions in its financial reports.

2.

Comment:  With respect to the Form N-CSR Filing, please confirm the Registrant has included the statement required by Instruction 4(f) of Item 24 of Form N-2.

Response: The Registrant did not include such statement in the N-CSR Filing. However, the Registrant will include such statement going forward.

The Registrant acknowledges that in connection with the comments made by the staff of the SEC:  (i) the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Registrant is solely responsible for the adequacy and accuracy of such disclosure; (ii) it does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and (iii) the Registrant may not assert the staff's comments or changes in disclosure in response to the staff's comments as a defense in any action or proceeding by the SEC or any person.

If you require any additional information concerning this or any other filing of the Registrant, please contact me at (720) 917-0711.

Regards,

/s/ Alex J. Marks

Alex J. Marks

Secretary

cc:

William Parmentier

Mark Haley

Kimberly Storms

Andrew Meloni

Erin Nelson

Abigail Murray